UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York NY 10022

(212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into Material Definitive Agreements

On September 24, 2021, Color Star Technology Co., Ltd., a Cayman Islands company (the “Company”) entered into a securities purchase agreement (the “SPA”) with certain institutional investors in connection with an offering (the “Offering”), pursuant to which the Company agreed to sell such institutional investors a registered direct offering of ordinary shares and warrants. Each unit consists of one ordinary share and one warrant to purchase 0.7 ordinary share. The purchase price per unit is $0.68. The gross proceeds from the sale of the securities, before deducting placement agent fees and other estimated offering expenses payable by the Company, will be approximately $21.5 million. The Company will issue to the investors an aggregate of 31,624,924 ordinary shares and warrants to purchase an aggregate of 22,137,448 ordinary shares. The Company will also issue a warrant to purchase 948,747 ordinary shares to the placement agent. The investor warrants and placement agent warrants are initially exercisable at $1.00 per share.

The net proceeds from this offering will be used for general corporate and working capital purposes. The completion of the placement is expected to occur on or about September 28, 2021, subject to the satisfaction of customary closing conditions.

The securities described above are being offering by the Company pursuant to a registration statement on Form F-3 (File No. 333-236616) that was previously filed with the Securities and Exchange Commission (SEC) and declared effective on March 10, 2020.

The forms of the Investor Warrant, the Placement Agent Warrant, the SPA and the Placement Agency Agreement are filed as Exhibits 4.1, 4.2, 10.1 and 10.2, respectively, to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA and Warrant, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Exhibit No.	Description
4.1	Form of Investor Warrant
4.2	Form of Placement Agent Warrant (to be filed by amendment)
5.1	Form of Cayman Islands Legal Opinion (to be filed by amendment)
10.1	Form of Securities Purchase Agreement between the Company and the Purchasers
10.2	Form of Placement Agency Agreement, between Color Star Technology Co., Ltd. and FT Global Capital, Inc. (to be filed by amendment)
99.1	Press Release dated September 24, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 24, 2021

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Basil Wilson
Name:	Basil Wilson
Title:	Chief Executive Officer

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